214 West First Street
Oswego, NY 13126

November 14, 2016

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services
Securities and Exchange Commission
Washington, D.C. 20549
File No. 001-36695

Dear Ms. Sullivan,

We are in receipt of your letter dated October 28, 2016 regarding our response to your comment letter dated September 1, 2016 related to the financial statements and related disclosures in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 for Pathfinder Bancorp, Inc. (the "Company").  The following paragraphs reference the comments cited and the Company's responses to those comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

SEC Comment

Note 1. Summary of Significant Accounting Policies, page 62

Allowance for Loan Losses, page 64
1.
We note in your response to our prior comment 4 that qualitative factors comprise 78% of the total allowance amount for 2015 and 2014 and that the qualitative factors are added to the historical loss rates in arriving at the total allowance for loan losses.  Your response and related disclosure on page 14 give examples of some of the qualitative factors, including changes in national and local economic trends, rate of growth in the portfolio, trends of delinquencies and nonaccrual loans, and changes in loan policy; however it is unclear as to how you factor these qualitative trends into an overall quantitative amount.  Please respond to the following regarding the qualitative component of your allowance for loan losses:

•	Provide further detail as to how the qualitative factors are translated into quantitative amounts.
•
Given the overall levels of qualitative factors that comprise the allowance, please tell us whether you considered alternative quantitative models to better capture the incurred losses in your portfolio.

•
To assist in the evaluation of how qualitative factors are captured in your allowance methodology, please provide us with your ASC 310-10-S99 documentation of the related evidence considered in determining the size of the adjustments and the analysis explaining why each of the adjustments were necessary to reflect the current information, events, circumstances and conditions in the loss measurements.

Response

The Company's management has a rigorous analytical process for determining the allowance for loan losses (ALL) that has been consistently applied for a number of years. The summary table for the Company's ALL at December 31, 2015 is presented below:

PATHFINDER BANCORP INC
LOAN AND LEASE LOSS RESERVE ANALYSIS
December 2015

	Portfolio	Specific	Historical Rate	Environmental
	Balance	Reserve	Reserve	Reserve	Total Reserves

Required Reserve Based on Impaired Loans:

Residential Mortgages	$473,224	$-	$-	$-	$-
Commercial R/E	4,430,098	759,817	-	-	759,817
Commercial Lines of Credit	578,978	5,000	-	-	5,000
Commercial and industrial	760,456	193,534	-	-	193,534
Municipal	-	-	-	-	-
Home Equity	287,193	1,620	-	-	1,620
Consumer	5,289	-	-	-	-
Total Required Reserve based on Impaired Loans	$6,535,238	$959,971	$-	$-	$959,971

Required Reserve Based on Non Impaired Classified Loans:

Residential Mortgages	$4,459,969	$-	$33,136	$12,042	$45,177
Commercial R/E	4,115,640	-	243	69,966	70,209
Commercial Lines of Credit	1,098,210	-	627	20,646	21,273
Commercial and industrial	621,560	-	5,009	11,747	16,757
Municipal	-	-	-	-	-
Home Equity	683,390	-	10,691	9,499	20,190
Consumer	40,850	-	12,592	776	13,368
Total Required Reserve based on Classified Loans	$11,019,620	$-	$62,298	$124,677	$186,975

Required Reserve Based on General Loan Pools (not classified):

Residential Mortgages	$184,781,415	$-	$36,956	$498,910	$535,866
Commercial R/E	120,960,160	-	96,768	2,056,323	2,153,091
Commercial Lines of Credit	17,357,803	-	48,602	326,327	374,929
Commercial and industrial	53,517,185	-	48,165	1,011,475	1,059,640
Municipal	9,081,396	-	-	2,724	2,724
Home Equity	22,492,358	-	15,745	312,644	328,388
Consumer	4,840,233	-	12,585	91,964	104,549
Total Required Reserve based on General Loan Pools	$413,030,549	$-	$258,821	$4,300,367	$4,559,188

Summary of Required Reserve	$430,585,407	$959,971	$321,119	$4,425,044	$5,706,134

For purposes of illustration, the factor matrix that was used at December 31, 2015 is presented below:

December 31, 2015	Historical Loss Rate	Other Qualitative Factors							Total Environmental Factors	Total Pool Rates
		National Economic Trends	Local Economic Trends	Portfolio Growth	Delinquency Trends	Trend in Non Accruals	Changes in Loan Policy	Experience of Management		Total Allocation Rate
Pass Loans
Residential Mortgage Loans	0.02	0.03	0.04	0.03	0.09	0.10	0.00	-0.02	0.27	0.29
Home Equity Lines of Credit	0.07	0.20	0.25	0.02	0.25	0.39	0.18	0.10	1.39	1.46
Consumer Loans	0.26	0.85	0.42	0.00	0.18	0.10	0.20	0.15	1.90	2.16
Commercial Real estate Loans	0.08	0.25	0.15	0.23	0.09	0.93	0.02	0.03	1.70	1.78
Commercial Loans	0.09	0.55	0.34	0.11	0.50	0.25	0.02	0.12	1.89	1.98
Commercial Lines	0.28	0.45	0.30	0.00	0.89	0.10	0.02	0.12	1.88	2.16
Municipal Loans	0.00	0.04	0.00	0.00	0.00	0.00	-0.01	0.00	0.03	0.03

Loans Rated 5
Residential Mortgage Loans	0.00	0.03	0.04	0.03	0.09	0.10	0.00	-0.02	0.27	0.27
Home Equity Loans	0.19	0.20	0.25	0.02	0.25	0.39	0.18	0.10	1.39	1.58
Consumer Loans	37.46	0.85	0.42	0.00	0.18	0.10	0.20	0.15	1.90	39.36
Retail Card Cards	37.46	0.25	0.15	0.23	0.09	0.93	0.02	0.03	1.70	39.16
Commercial Real estate Loans	0.00	0.25	0.15	0.23	0.09	0.93	0.02	0.03	1.70	1.70
Commercial Loans	0.09	0.55	0.34	0.11	0.50	0.25	0.02	0.12	1.89	1.98
Commercial Lines	0.00	0.45	0.30	0.00	0.89	0.10	0.02	0.12	1.88	1.88
Municipal Loans	0.00	0.04	0.00	0.00	0.00	0.00	-0.01	0.00	0.03	0.03

Loans Rated 6
Residential Mortgage Loans	0.88	0.03	0.04	0.03	0.09	0.10	0.00	-0.02	0.27	1.15
Home Equity Loans	0.58	0.20	0.25	0.02	0.25	0.39	0.18	0.10	1.39	1.97
Consumer Loans	8.90	0.85	0.42	0.00	0.18	0.10	0.20	0.15	1.90	10.80
Retail Card Cards	8.90	0.25	0.15	0.23	0.09	0.93	0.02	0.03	1.70	10.60
Commercial Real estate Loans	0.24	0.25	0.15	0.23	0.09	0.93	0.02	0.03	1.70	1.94
Commercial Loans	0.80	0.55	0.34	0.11	0.50	0.25	0.02	0.12	1.89	2.69
Commercial Lines	2.13	0.45	0.30	0.00	0.89	0.10	0.02	0.12	1.88	4.01
Municipal Loans	0.00	0.04	0.00	0.00	0.00	0.00	-0.01	0.00	0.03	0.03

Loans Rated 7
Residential Mortgage Loans	1.68	0.03	0.04	0.03	0.09	0.10	0.00	-0.02	0.27	1.95
Home Equity Loans	4.05	0.20	0.25	0.02	0.25	0.39	0.18	0.10	1.39	5.44
Consumer Loans	0.00									50.00
Retail Card Cards	0.00									50.00
Commercial Real estate Loans	0.00									25.00
Commercial Loans	55.33	0.55	0.34	0.11	0.50	0.25	0.02	0.12	1.89	57.22
Commercial Lines	0.00									50.00
Municipal Loans	0.00									50.00

Loans Rated 8										100.00

The factors detailed above are reviewed at least quarterly to determine the Company's ALL. The review process is thoroughly documented with an extensive supporting narrative that provides both analytical and statistical substantiation for all factor changes.  The Company monitors the prior-period application of these factors retrospectively to ensure that a high degree of correlation between the overall level of ALL and charge-offs realized in subsequent years is maintained.  When viewed in aggregate, the base values for these factors have proven over time to be reliable in this regard. Subsequent changes in the factors used in the table above can therefore be made effectively for observed changes in the various qualitative factors.  While managerial judgment is required in determining changes to the base factors within the table, changes in the general magnitude and direction of the overall level of credit risk inherent within the loan portfolio can be reliably reflected in the ALL using this methodology.

In discussing the overall effectiveness of the qualitative criteria used in determining the ALL, it is worth noting that three of the qualitative factors listed above, (1) portfolio growth, (2) delinquency trends, and (3) trends in nonaccruals have substantial quantifiable elements in their composition. The majority of the influence of these factors on the overall ALL is, in fact, sufficiently quantitative in nature.  Accordingly, the Company believes that the mix of quantitative and qualitative factors used in its determination of the ALL is appropriate at this time.  Management therefore believes that the ALL, as presented in the Company's financial statements, has fairly represented the risk of potential credit losses inherent in the loan portfolio, as required by ASC 310-10-S99.

During the nine months ended September 30, 2016, loan growth has been a significant driver in the increase in the ALL, partially offset by a general improvement in overall credit quality metrics.  Based on these factors, the ALL at September 30, 2016 was $6.126 million, or 1.29% of outstanding loans.

SEC Comment

2.
We note your response to prior comment 5 where you indicate that you measure impairment for all troubled debt restructuring (TDRs), regardless of size, pursuant to the guidance in ASC 310-10-35-22.  Your response goes on to state that the residential TDRs were collectively evaluated for impairment and reserved for within the general loan loss allocation and qualitative review.  Please explain to us in further detail how this general loan loss allocation and qualitative review is able to specifically measure impairment based on the guidance in ASC 310-10-35-22.  In this regard, you describe on page 14 of your 10-K that the pools of loans are based on historical loss rates (which are developed based on historical net charge-off) for each category of loans and then qualitative factors are added to historical loss rates.  However, in your description of the types of qualitative factors considered, we did not see any factor related to concessions granted on TDRs or TDRs in general.  Please advise, and consider providing us with an example illustration of your methodology for measuring impairment on you residential TDRs.

Response
The Company used a conservative approach in evaluating residential TDRs in prior reporting periods by including the historical effects of all losses from residential lending activities, including TDRs, in its overall loss calculations.  The overall number and effect of residential TDRs in past reporting periods have been immaterial to the overall ALL and the resulting financial statements.  At December 31, 2015, the Company had thirteen residential loans and two home equity consumer loans that were collectively evaluated for impairment due to their individually immaterial outstanding balances.  In aggregate, the outstanding pre-modification principal balance for these loans was $759,000 and their post-modification balance was $797,000.  The post-modification balance was based on the capitalization within the loan's post-modification carrying amounts of payments for items such as property taxes that were in arrears at the time of the restructurings.
In order to more specifically address the concerns expressed in the Comment above, the Company will remove the minimum loan size criteria for evaluating individual loan impairment on a prospective basis.  The Company will, therefore, evaluate all TDR's on an individual basis for all future filings, beginning with the December 31, 2016 Form 10-K.
It is our hope that the responses given above completely address your concerns related to these topics.  Please do not hesitate to contact us at any time if you require any additional information.

Very truly yours,

/s/ James A. Dowd

James A. Dowd
Executive Vice President and
Chief Financial Officer